EXHIBIT 99.2

GAMESQUARE ESPORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

For the three and nine months ended September 30, 2022 and August 31, 2021

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) relates to the financial results and related data of GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (“GameSquare” or the “Company”) and its wholly owned subsidiaries for the three and nine months ended September 30, 2022. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, its audited consolidated financial statements for the thirteen months ended December 31, 2021 and its annual MD&A for the thirteen months ended December 31, 2021 (“Annual MD&A”) filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s interim financial statements have been prepared in accordance with International Financial Reporting Standard 34 – Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollar” or “USD”). Accordingly, except as otherwise disclosed, all dollar figures in this report are stated in U.S. dollars. Additional information relevant to the Company can be found under the Company’s profile on SEDAR. References to “Q3”, “this quarter”, or “the quarter” are to the three months ended September 30, 2022. References to “this year” or “the year” are to the twelve months ended December 31, 2022. References to “last year” or “prior year” are to the thirteen months ended December 31, 2021. During the thirteen months ended December 31, 2021, the Company changed its fiscal year-end to December 31 and thus the comparative period covers the nine-month period from December 1, 2020 to August 31, 2021 and the three-month period from June 1, 2021 to August 31, 2021.

The commentary has been prepared taking into consideration information available to November 14, 2022. The reader should be aware that historical results are not necessarily indicative of future performance.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: the size and expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of GameSquare, including the Company’s outlook for 2022 (see “Outlook”), management’s expectations for the Content Production business to generate margins of approximately 30%, and the positioning of the Company for sustainable growth. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the “Risk Factors” section in the Annual Information Form and the “Risks and Uncertainties” section of the Annual MD&A: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and potential growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this MD&A are qualified by these cautionary statements.

OVERVIEW

GameSquare is focused on the high growth gaming and esports market. The Company seeks to bridge the gap between global brands and the large gaming and esports communities by providing digital agency and media services, operating top tier competitive esports teams, signing leading content creators and influencer, and by providing services to the industry including content production and consumer product design. GameSquare seeks to accelerate its organic growth by serving brands and esports organizations through its vertically integrated platform. The Company seeks to complement its organic growth through acquisitions of new companies that further strengthen its roster of global brand relationships.

The Company’s business is primarily carried out through five entities: GameSquare, Code Red Esports Ltd. (“Code Red”), NextGen Tech, LLC (dba as Complexity Gaming) (“Complexity”), Swingman LLC (dba Cut+Sew / Zoned) (“Cut+Sew”), Fourth Frame Studios, a multidisciplinary creative production studio rooted in gaming, pop culture, and youth, and Mission Supply, which provides merchandise and consumer product design, marketing, and sales consultation to brands and esports organizations.

The Company’s common shares (“Common Shares”) are traded on the Canadian Securities Exchange (the “CSE”) under the symbol “GSQ”, the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the symbol “GMSQF” and the Frankfurt Stock Exchange under the symbol “29Q1”.

OUTLOOK

Management believes GameSquare is well positioned to benefit from the significant growth of the gaming and esports industry. The gaming and esports industry is projected to have a global audience of nearly 650 million viewers by 2025, with live streaming expected to reach more than 1.4 billion by the end of 2025 and the gaming market is expected to generate more than 225 billion of revenue by 2025. (source: NewZoo 2022 Global Esports and Live Streaming Report and NewZoo 2022 Global Games Market Report). GameSquare’s revenue growth is expected to be driven by increasing marketing spend from global brands that seek exposure to and connections with these audiences.

The Company’s growth strategy focuses on growing audience and reach within its digital agencies, media network, and teams segments.  GameSquare’s digital agencies, teams, and services segments serve the gaming and esports market, and more broadly sports and entertainment through content creation, audience development and growing brand relationships. The digital agency industry is highly fragmented, and these businesses are generally characterized by high revenue growth with healthy earnings before income, taxes, depreciation and amortization (“EBITDA”) margins, which management believes positions the Company well for sustainable growth through organic efforts and presents significant opportunities to grow through accretive acquisitions.

The Company has invested in its sales organization and continues to see significant growth in the number, and the size, of requests for proposals within its agency businesses and greater sales activity within Complexity. The quality and performance of the Company’s sales organization resulted in significant growth in the Company’s H1 2022 and Q3 2022 revenue and investments in marketing have led to a robust contracted revenue and a significant sales pipeline for 2023. As a result of this momentum, the Company issued 2023 revenue guidance within a range of US$45.0 - $50 million with gross margins of 35% to 40%. The Company’s financial profile compares very favorably against its esports peers.

See “Risks and Uncertainties” in the annual MD&A and the Company’s 20-F for the year ended December 31, 2021, available under the Company’s profile on SEDAR at www.sedar.com.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

THIRD QUARTER OF 2022 HIGHLIGHTS

On July 16, 2022, GameSquare arranged and promoted the TimTheTatman Tailgate. The two-day festival brought together gaming, sports, music, and pop culture, and was held at the Ford Center at The Star, in Frisco, Texas. The event was one of the largest of its kind within the esports industry, and the first-ever hosted by an individual creator.

On July 25, 2022, the Company increased 2022 revenue guidance to a range of US$27.5 to $30.0 million, with a gross margin of 35-40%, from its previously issued revenue target of US$23.5 to $25.0 million, an approximately 20% increase.

On August 18, 2022, the Company announced that Fourth Frame Studios is represented by United Talent Agency which represents some of the world's most iconic, barrier-breaking artists, creators and changemakers.

On August 22, 2022, the Company closed the second tranche of its US$3.3 million private placement financing.

On September 8, 2022, The Company launched a new merchandise and consumer products company, Mission Supply, led by Derek Chestnut, former VP Consumer Products at FaZe Clan.

On September 15, 2022, the Company added experienced team members to support accelerating revenue growth, including Jill Peters as Chief Operating Officer, Paolo DiPasquale as Chief Strategy Officer, and regional sales directors.

On September 30, 2022, the Company closed a US$3 million non-brokered private placement financing at C$0.14, a premium to the market closing price.

SUBSEQUENT EVENTS

On October 2, 2022, 11,972,900 warrants, with exercise prices of CAD$0.40, expired unexercised.

On October 12, 2022, the Company announced that the prestigious Tempest Awards nominated Complexity Gaming as a finalist in the Esports Team of the Year category with TimTheTatman's Tailgate nominated as a finalist in the New Event of the Year category.

On October 14, all-pro Dallas Cowboys cornerback Trevon Diggs joined Complexity Stars.

On October 27, the Company issued 2023 revenue guidance of US$45 to US$50 million, and gross margin of 35% to 40%. Revenue guidance represents a 65% increase over 2022 guidance.

On November 2, 2022, Jason Lake, the founder, and CEO of Complexity Gaming, received a Lifetime Achievement in Esports award at the Tempest Awards hosted at the HyperX Arena in Las Vegas, Nevada.

On November 2, 2022, the TimTheTatman Tailgate event was awarded the New Event of the Year at the Tempest Awards in Las Vegas, Nevada.

On November 9, 2022, Complexity Gaming joined the Halo Competitive Series as a partner team. Joining the HCS provides new revenue generating opportunities that are only provided to partner teams through the release of exclusive content, digital goods, merchandise collaborations and hosting of HCS events within the popular Halo Infinite game, published by Xbox Game Studios.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

REVIEW OF FINANCIAL RESULTS

The following financial information is derived from the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021.

	Three months ended	Three months ended	Nine months ended	Nine months ended
($ U.S. dollars)	September 30, 2022	August 31, 2021	September 30, 2022	August 31, 2021
		(Restated*)		(Restated*)
Revenue	$10,133,280	$1,979,031	$21,829,246	$3,692,301

Cost of sales	6,547,235	1,422,408	13,580,839	2,823,864

Gross profit	3,586,045	556,623	8,248,407	868,437

Other income
Interest and other income	1,512	2,521	6,053	3,287

Total other income	1,512	2,521	6,053	3,287

Expenses
Salaries, consulting and management fees	2,413,028	1,244,060	7,442,140	2,717,564
Player compensation	426,705	290,383	1,315,745	290,139
Professional fees	437,672	399,892	1,425,585	734,914
General office expenses	301,738	167,445	1,155,941	523,653
Selling and marketing expenses	2,780,025	860,106	3,239,090	876,512
Travel expenses	361,724	189,486	799,496	288,026
Shareholder communications and filing fees	12,454	33,585	101,994	130,554
Interest expense	56,885	127,493	276,238	129,475
Bad debt expense	114,750	(1,898)	114,750	45,064
Foreign exchange loss	(20,695)	10,606	(66,675)	5,566
Change in provision for reclamation deposit	15,403	-	15,403	-75,119
Share-based compensation	265,105	1,351,213	1,206,332	1,954,369
Transaction costs	-	4,718,091	-	12,057,971
Gain on disposition of assets available for sale	(46,915)	-	(46,915)	-
Amortization	669,490	1,579,167	2,030,108	2,261,824

Total expenses	7,787,369	10,969,629	19,009,232	21,940,512

Loss for the period before income taxes	(4,199,812)	(10,410,485)	(10,754,772)	(21,068,788)
Income tax (recovery)	(17,770)	(141,975)	(54,276)	(323,381)
Loss for the period	(4,182,042)	(10,268,510)	(10,700,496)	(20,745,407)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	(372,085)	(100,095)	(507,302)	220,537

Total comprehensive loss for the period	$(4,554,127)	$(10,368,605)	$(11,207,798)	$(20,524,870)

(Loss) profit for the period attributable to:
Owners of the parent	(4,182,042)	(10,294,076)	(10,714,214)	(20,775,628)
Non-controlling interest	-	25,566	13,718	30,221
	$(4,182,042)	$(10,268,510)	$(10,700,496)	$(20,745,407)
Basic and diluted net loss per share	$(0.02)	$(0.05)	$(0.04)	$(0.18)

Weighted average number of common shares outstanding - basic and diluted	272,426,342	191,051,221	255,057,363	117,061,379

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

Readers are advised that Reciprocity’s (and its subsidiaries) results have been consolidated from the date of acquisition of March 16, 2021; Complexity’s results have been consolidated from the date of acquisition of June 30, 2021; and Cut+Sew’s results have been consolidated from the date of acquisition of July 27, 2021.

For the three and nine months ended September 30, 2022, the Company reported losses of $4,182,042 and $10,700,496 or $(0.02) and $(0.04) per Common Share, respectively, compared with losses of $10,268,510 and $20,745,407 or $(0.05) and $(0.18) per Common Share, respectively, for the three and nine months ended August 31, 2021. The decrease in net losses is the result of higher expenses in the prior period on the acquisition of Reciprocity on March 16, 2021, the acquisition of Complexity on June 30, 2021, and the acquisition of Cut&Sew on July 27, 2021, resulting in transactions costs of $4,718,091 and $12,057,971, respectively, during the three and nine months ended August 31, 2021.

REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

The Company’s “Teams” segment represents its esports teams, which generate revenue through sponsorship, prize and player related revenue. The Company’s teams include: Complexity Gaming, R7 Gaming, and LGD Gaming.

The Company’s “Agency Services” segment represents its esports agencies which include: Code Red, GCN and Cut+Sew. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting.

The Company’s “Content Production” segment represents Fourth Frame Studios and Mission Supply businesses. Fourth Frame is involved with the creation and production of original online content. It produces both white label content for clients and original content which it sells to distributors. Mission Supply provides merchandise and consumer product design, marketing, and sales consultation to brands and esports organizations.

Three months ended September 30, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,554,229	-	-	1,554,229
Winning/Player buyout/Other	-	2,596,812	-	-	2,596,812
Total Team Revenue	-	4,151,041	-	-	4,151,041

Cost of Sales	-	2,356,997	-	-	2,356,997
Gross profit	-	1,794,044	-	-	1,794,044

Influencer / on screen talent representation	1,540,915	-	-	-	1,540,915
Digital media	-	4,043,714	-	-	4,043,714
Total Agency Revenue	1,540,915	4,043,714	-	-	5,584,629

Cost of sales	1,268,089	2,606,303	-	-	3,874,392
Gross profit	272,826	1,437,411	-	-	1,710,237

Content production	-	397,610	-	-	397,610

Cost of sales	-	315,846	-	-	315,846
Gross profit	-	81,764	-	-	81,764

Nine months ended September 30, 2022
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	5,758,471	-	-	5,758,471
Winning/Player buyout/Other	-	2,596,812	-	99,848	2,696,660
Total Team Revenue	-	8,355,283	-	99,848	8,455,131

Cost of Sales	-	4,572,178	-	51,951	4,624,129
Gross profit	-	3,783,105	-	47,897	3,831,002

Influencer / on screen talent representation	4,035,666	-	-	-	4,035,666
Digital media	-	8,481,339	-	-	8,481,339
Total Agency Revenue	4,035,666	8,481,339	-	-	12,517,005

Cost of sales	3,280,655	4,856,750	-	-	8,137,405
Gross profit	755,011	3,624,589	-	-	4,379,600

Content production	-	857,110	-	-	857,110

Cost of sales	-	819,305	-	-	819,305
Gross profit	-	37,805	-	-	37,805

Non-current assets	1,071,708	10,213,329	-	-	11,285,037

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

Three months ended August 31, 2021*
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	483,662	-	-	483,662
Winning/Player buyout/Other	-	-	-	137,643	137,643
Total Team Revenue	-	483,662	-	137,643	621,305

Cost of Sales	-	528,455	-	-	528,455
Gross profit	-	(44,793)	-	137,643	92,850

Influencer / on screen talent representation	962,379	-	-	-	962,379
Digital media and marketing	-	395,347	-	-	395,347
Total Agency Revenue	962,379	395,347	-	-	1,357,726

Cost of sales	770,990	122,963	-	-	893,953
Gross profit	191,389	272,384	-	-	463,773

Nine months ended August 31, 2021*
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	483,662	-	-	483,662
Winning/Player buyout/Other	-	-	-	207,909	207,909
Total Team Revenue	-	483,662	-	207,909	691,571

Cost of Sales	-	528,455	-	-	528,455
Gross profit	-	(44,793)	-	207,909	163,116

Influencer / on screen talent representation	2,594,036	-	-	-	2,594,036
Digital media and marketing	-	406,694	-	-	406,694
Total Agency Revenue	2,594,036	406,694	-	-	3,000,730

Cost of sales	2,172,446	122,963	-	-	2,295,409
Gross profit	421,590	283,731	-	-	705,321

Non-current assets	3,393,229	25,921,817	269,378	644	29,585,068

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements. In addition, comparative figures have been reclassified to conform with presentation adopted for the current period.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the quarter ended September 30, 2022, are for the three months ended September 30, 2022 with the comparative period consisting of the three months ended August 31, 2021.

Revenue

Revenues for the three months ended September 30, 2022, were $10,133,280, which include $4,151,042 from Complexity, $1,028,572 from Cut+Sew, $2,935,141 from GCN and $1,540,915 from Code Red. In the comparative period ended August 31, 2021, revenues of $1,979,031 which included $962,379 from Code Red, $483,662 from Complexity, $213,541 from GCN and $181,806 from Cut+Sew.

For the three months ended September 30, 2022, the Company's Teams segment generated revenue of $4,151,041 in the U.S. The Teams segment saw $1,770,313 (74.3%) quarter-over-quarter sequential revenue growth over Q2 2022 revenues of $2,380,728 due in large part to the $1,152,000 revenues earned at the TimTheTatman tailgate event held in July 2022 in Frisco, Texas. The Company's Agency Services segment generated Q3 2022 revenue of $5,584,629 (United Kingdom $1,540,915 and the U.S. $4,043,714). The Agency segment saw $1,646,465 (41.8%) quarter-over-quarter sequential revenue growth over Q2 2022 revenues of $3,938,164 due mainly to very strong programmatic advertising related revenues at its GCN subsidiary.  The Teams segment generated gross profit of $1,794,044, while the Agency Services segment generated gross profit of $1,710,237. The newly added Content Production segment generated a gross profit of $81,764 and only commenced operations during the first quarter of the 2022 year. Longer term, the Company expects the Content Production business to generate gross margins of approximately 30%.

The Company is striving to aggressively grow its revenues to achieve a critical mass in the esports industry.

Expenses

Salaries, consulting and management fees incurred during the three months ended September 30, 2022 were $2,413,028 compared to $1,244,060 during the three months ended August 31, 2021. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red, Complexity and Cut+Sew for the three months ended September 30, 2022. The consulting fees during the comparative period were for GameSquare (Ontario) Inc., Code Red and Reciprocity for the three months ended August 31, 2021, Complexity for the two months ended August 31, 2021, and Cut+Sew for the period from July 28, 2021 to August 31, 2021.

Player compensation for the three months ended September 30, 2022, was $426,705 compared to $290,383 in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition on June 30, 2021.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

Professional fees of $437,672 incurred during the three months ended September 30, 2022, were for amounts paid or accrued for audit and legal fees for the consolidated Company. Professional fees incurred during the same period in the prior year were $399,892 and related to legal and audit fees incurred on the acquisitions of Reciprocity, Complexity and Cut+Sew.

General office expenses for the three months ended September 30, 2022, were $301,738, compared to $167,445 in the comparative period. The increase from the prior periods is the result of the acquisitions of Complexity on June 30, 2021, and Cut+Sew on July 27, 2021.

Selling and marketing expenses were $2,780,025 for the three months ended September 30, 2022, versus $860,106 in the comparative period. The increase reflects the significant investment made by the Company to drive sales and align with sponsor deliverables including in person events.

Travel expenses for the three months ended September 30, 2022, were $361,724, versus $189,486 in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions.

Shareholder communications and filing fees during the three months ended September 30, 2022, were $12,454 compared to $33,585 during the comparative period in the prior year. The Company increased activity in the prior period following its acquisitions of Complexity and Cut+Sew and a concurrent private placement financing.

Interest expense during the three months ended September 30, 2022, was $56,885 compared to $127,493 in the comparative period and related to interest on a lease liability acquired on the acquisition of Complexity. The prior period also included interest accrued on a loan acquired as part of the acquisition of Reciprocity which was repaid in the first quarter of 2022.

The Company recorded $265,105 in share-based compensation during the three months ended September 30, 2022, compared to $1,351,213 in the comparative period. Share-based compensation relates to the amortization of the fair market value of options and RSUs granted during the nine months ended September 30, 2022, and the thirteen months ended December 31, 2021. The Company granted 3,800,000 options to directors, officers, and consultants of the Company during the nine months ended September 30, 2022 (thirteen months ended December 31, 2021 - 14,509,241) and 2,250,000 RSUs (thirteen months ending December 31, 2021 - 6,242,158). The options and RSUs have vesting periods of immediate to three years.

During the three months ended August 31, 2021, the Company recorded $4,576,416 in transaction costs on the excess of the purchase price on the acquisition of Complexity over the fair value of assets acquired and other costs. In addition, the Company incurred $141,675 in transaction costs on the acquisition of Cut+Sew.

During the three months ended September 30, 2022, the Company entered into an agreement to sell it’s 40% share of Biblos and recorded a gain of $46,915 on the excess of the selling price over the net carrying amount of the assets and liabilities at the date of disposition.

During the three months ended September 30, 2022, the Company recorded amortization expense of $669,490, compared to $1,579,167 in the prior period. Amortization expense consists of the amortization of intangible assets, equipment and right of use assets acquired on the acquisitions of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021, and Cut+Sew on July 27, 2021.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the nine months ended September 30, 2022, are for the nine months ended September 30, 2022 with the comparative period consisting of the nine months ended August 31, 2021.

Revenue

Revenues for the nine months ended September 30, 2022, were $21,829,246, which include $8,355,283 from Complexity, $3,362,955 from Cut+Sew, $5,118,384 from GCN and $4,035,666 from Code Red. In the comparative period ended August 31, 2021, the Company had revenues of $3,692,301, which included $2,594,036 from Code Red, $483,662 from Complexity, $181,806 from Cut+Sew, $224,888 from GCN and $207,909 from Biblos.

For the nine months ended September 30, 2022, the Company's Teams segment generated revenue of $8,355,283 in the U.S. The Company's Agency Services segment generated revenue of $12,517,005 (United Kingdom $4,035,666 and the U.S. $8,481,339). The Teams segment generated gross profit of $3,831,002, while the Agency Services segment generated gross profit of $4,379,600. The newly added Content Production segment generated gross profit of $37,805 and only commenced operations during the first quarter of 2022. Longer term, the Company expects the Content Production business to generate gross margins of approximately 30%.

The $18,136,945 increase in revenues earned for the nine months ended September 30, 2022 compared to the nine months ended August 31, 2021 is due to:: 1) acquisitions of: Reciprocity (March 16, 2021), Complexity (June 30, 2021) and Cut+Sew (July 27, 2021) being included for the full nine month period in the September 30, 2022 revenue numbers whereas these entities were included for less than nine months in the nine months ended August 31, 2021 due to first time consolidation and 2) organic revenue growth in all revenue segments.

The Company is striving to aggressively grow its revenues to achieve a critical mass in the esports industry.

Expenses

Salaries, consulting and management fees incurred during the nine months ended September 30, 2022, were $7,442,140 compared to $2,717,564 during the nine months ended August 31, 2021. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red, Complexity and Cut+Sew for the nine months ended September 30, 2022. The consulting fees during the comparative period were for GameSquare (Ontario) Inc. and Code Red for the nine months ended August 31, 2021, Reciprocity for the period from March 17, 2021, to August 31, 2021, Complexity for the two months ended August 31, 2021, and Cut+Sew for the period from July 28, 2021 to August 31, 2021. Complexity was acquired June 30, 2021, Cut+Sew was acquired July 27, 2021 and Reciprocity (including its subsidiaries) were acquired March 17, 2021.

Player compensation for the nine months ended September 30, 2022, was $1,315,745 compared to $290,139 in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition.

Professional fees of $1,425,585 incurred during the nine months ended September 30, 2022, were for amounts paid or accrued for audit and legal fees for the consolidated Company. Professional fees incurred during the same period in the prior year were $734,914 and related to legal and audit fees incurred on the acquisitions of Reciprocity, Complexity and Cut+Sew.

General office expenses for the nine months ended September 30, 2022, were $1,155,941, compared to $523,653 in the comparative period. The increase from the prior periods is the result of the acquisitions of Complexity and Cut+Sew.

Selling and marketing expenses were $3,239,090 for the nine months ended September 30, 2022, versus $876,512 in the comparative period. The increase reflects the significant investment made by the Company to drive sales and align with sponsor deliverables including in person events.

Page 10 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

Travel expenses for the nine months ended September 30, 2022, were $799,496, versus $288,026 in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions.

Shareholder communications and filing fees during the nine months ended September 30, 2022, were $101,994 compared to $130,554 during the comparative period in the prior year. The Company increased activity in the prior period following its public listing through a reverse takeover transaction which closed on October 2, 2020, and its acquisitions of Reciprocity, Complexity and Cut+Sew.

Interest expense during the nine months ended September 30, 2022, was $276,238 compared to $129,475 in the comparative period and related to interest on a loan acquired as part of the acquisition of Reciprocity and a lease liability acquired on the acquisition of Complexity. In addition, on June 30, 2022, the Company issued warrants on a credit facility valued at $69,215 included in interest expense in the condensed consolidated statements of loss and comprehensive loss.

The Company recorded $1,206,332 in share-based compensation during the nine months ended September 30, 2022, compared to $1,954,369 in the comparative period. Share-based compensation relates to the amortization of the fair market value of options and RSUs granted during the nine months ended September 30, 2022, and the thirteen months ended December 31, 2021. The Company granted 3,800,000 options to directors, officers, and consultants of the Company during the nine months ended September 30, 2022, (thirteen months ended December 31, 2021 - 14,509,241) and 2,250,000 RSUs (thirteen months ending December 31, 2021 - 6,242,158). The options and RSUs have vesting periods of immediate to three years.

During the nine months ended Augst 31, 2021, the Company recorded $12,057,971 in transaction costs which included $7,337,463 on the excess of the purchase price on the acquisition of Reciprocity over the fair value of assets acquired and $4,578,833 in transaction costs on the excess of the purchase price on the acquisition of Complexity over the fair value of assets acquired and other transaction costs. In addition, the Company incurred $141,675 in transaction costs on the acquisition of Cut+Sew.

During the nine months ended September 30, 2022, the Company entered into an agreement to sell it’s 40% share of Biblos and recorded a gain of $46,915 on the excess of the selling price over the net carrying amount of the assets and liabilities at the date of disposition.

During the nine months ended September 30, 2022, the Company recorded amortization expense of $2,030,108 (nine months ended August 31, 2021 - $2,261,824) related mainly to the amortization of intangible assets, equipment and right of use assets acquired on the acquisitions of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021, and Cut+Sew on July 27, 2021.

CASH FLOWS

($ Canadian)	Three months ended September 30, 2022	Three months ended August 31, 2021	Nine months ended September 30, 2022	Nine months ended August 31, 2021

Cash flows (used in) operating activities	$(2,926,617)	(4,094,214)	(7,682,397)	(6,886,041)
Cash flows from financing activities	3,948,321	12,690,530	5,710,119	17,967,195
Cash flows (used in) investing activities	26	(1,643,966)	18,092	(1,242,774)
Effect of exchange rate changes on cash	(15,945)	(158,070)	(50,944)	18,369

Net change in cash	$1,005,785	6,794,280	(2,005,130)	9,856,749

The Company used cash of $2,926,617 and $7,682,397, respectively, in operating activities during the three and nine months ended September 30, 2022 compared with $4,094,214 and $6,886,041, respectively, in the comparative periods. The increase in the use of cash for the nine month period was mainly the result of increases in consulting and management fees, professional fees, general office expenses, selling and marketing expenses and shareholder communications as described in the Results of Operations section. Operating activities in the three months ended August 31, 2021, were higher as the Company completed the acquisitions of Complexity and Cut+Sew and incurred $948,941 in cash transaction costs.

Page 11 of 18

The Company repaid loan amounts of $nil and $149,442 and made lease payments of $134,320 and $400,828, respectively, during the three and nine months ended September 30, 2022.

On May 30, 2022, the Company closed a non-brokered private placement financing of 20,040,429 Common Shares for gross proceeds of $2,215,811 and incurred $38,063 in legal and other expenses in connection with the private placement.

On July 20, 2022, the Company closed the second tranche of a non-brokered private placement. The Company issued 926,285 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $100,652 (CAD$129,680).

On August 11, 2022, the Company closed the third tranche of a non-brokered private placement. The Company issued 8,988,571 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $986,748 (CAD$1,258,400). The Company incurred legal and other expenses totaling $4,759 in connection with the private placement.

On September 30, 2022, the Company closed a non-brokered private placement financing of 29,900,000 units at a price of CAD$0.14 per Unit for gross proceeds of $3,000,000 (CAD$4,186,000).

On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of CAD$0.42 per unit for gross proceeds of $792,945 (CAD$1,000,220) and paid share issue costs of $1,165.

On March 4, 2021, the Company closed a bought deal private placement financing of 16,700,000 units of the Company at a price of CAD$0.42 per unit for gross proceeds of $5,550,368 (CAD$7,014,000) and paid share issue costs of $910,799.

On July 22, 2021, the Company closed a bought deal private placement, issuing 21,250,000 units of the Company at a price of CAD$0.40 per unit for gross proceeds of $6,763,747 (CAD$8.5 million). As consideration for the services rendered by the Underwriters in connection with the Offering, the Company has (i) paid the Underwriters a cash commission of $473,462 (CAD$595,000). In addition, the Company incurred legal and other expenses totaling $141,936. On July 22, 2021, the Company also closed a concurrent non-brokered private placement whereby the Jones family and the Goff family subscribed for an additional 21,250,000 units of the Company for gross proceeds of $6,763,746 (CAD$8.5 million) on the same terms as those in the bought deal private placement offering.

During the nine months ended August 31, 2021, the Company received a $15,692 (CAD$20,000) top up on a Canada Emergency Business Account loan. The Company repaid loans of $137,500 and $387,500, respectively, and made lease payments of $88,125 and $88,125, respectively, during the three and nine months ended August 31, 2021. In addition, the Company had 100,000 and 302,766 options exercised for cash proceeds of $4,060, and $83,684, respectively, during the three and nine months ended August 31, 2021.

During the nine months ended September 30, 2022, the Company received $49,356 on the sale of its investment in Irati Energy Corporation and purchased equipment for $31,264.

During the three and nine months ended August 31, 2021, the Company acquired all the issued and outstanding shares of Cut+Sew for a cash payment of $2,385,000 and acquired cash of $434,392 on the acquisition of Complexity and $315,035 on the acquisition of Cut+Sew. During the three and nine months ended August 31, 2021, the Company also purchased equipment for $8,393 and $21,682, respectively. During the nine months ended August 31, 2021, the Company acquired cash of $414,481 on the acquisition of Reciprocity.

Page 12 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the consolidated financial statements of the Company for the most recent eight historical quarters and should be read in conjunction with the financial statements of the Company:

($, except per share amounts)*	Sep-22	Jun-22	Mar-22	Dec-21
Revenue	10,133,280	6,655,892	5,040,074	7,198,956
Cash flow from operating activities	(2,926,617)	(719,010)	(4,036,770)	(4,206,706)
Net (loss)	(4,182,042)	(2,524,825)	(3,993,629)	(452,943)
Per share - basic and diluted	(0.02)	(0.01)	(0.02)	(0.00)
Total assets	24,186,689	22,186,918	20,459,388	23,828,404

($, except per share amounts)*	Aug-21	May-21	Feb-21	Nov-20
Revenue	1,979,031	893,141	820,129	371,974
Cash flow from operating activities	(4,094,214)	(2,358,393)	(433,434)	(264,720)
Net (loss) income	(10,268,510)	(9,935,967)	(540,930)	(2,531,085)
Per share - basic and diluted	(0.05)	(0.09)	(0.01)	(0.07)
Total assets	42,286,412	14,141,010	5,347,189	4,761,984

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements.

MANAGEMENT’S USE OF NON-IFRS MEASURES

This MD&A contains certain financial performance measures, including “EBITDA” and “Adjusted EBITDA,” that are not recognized under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures presented by other companies. For a reconciliation of these measures to the most directly comparable financial information presented in the Interim Financial Statements in accordance with IFRS, see the section entitled “Reconciliation of Non-IFRS Measures” of this MD&A.

We believe EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define “EBITDA” as net income (loss) before (i) depreciation and amortization; (ii) income taxes; and (iii) interest expense.

Adjusted EBITDA

We believe Adjusted EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define “Adjusted EBITDA” as EBITDA adjusted to exclude extraordinary items, non-recurring items and, other non-cash items, including, but not limited to (i) share based compensation expense, (ii) non-recurring legal and professional fees, human-resources, one time events, marketing investments and collections-related expenses, (iv) intangible and goodwill impairments and loss on disposal of assets, and (v) transaction costs related to merger and acquisition activities.

Page 13 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

Reconciliation of Non-IFRS Measures

A reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable measure determined under IFRS is set out below.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	August 31, 2021	September 30, 2022	August 31, 2021

Net loss as reported	(4,181,656)	(10,268,510)	(10,700,110)	(20,745,407)
Adjustments:
Interest expense	56,499	127,493	275,852	129,475
Amortization	669,490	1,579,167	2,030,108	2,261,824
Income Tax (recovery)	(17,770)	(141,975)	(54,276)	(323,381)
EBITDA Loss	(3,473,437)	(8,703,825)	(8,448,426)	(18,677,489)
Adjustments:
Share based compensation	265,105	1,351,213	1,206,332	1,954,369
Change in reclamation provision	15,403	-	15,403	(75,119)
Gain on disposition of assets held for sale	(46,915)	-	(46,915)	-
Transaction costs	-	4,718,091	-	12,057,971
Marketing investment	1,197,000	-	1,197,000	-
Adjusted EBITDA Loss	(2,042,844)	(2,634,521)	(6,076,606)	(4,740,268)

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2022, the Company had working capital of $5,341,073, compared to $6,769,683 as at December 31, 2021. The decrease in the working capital resulted mostly from the Company’s use of cash in operating activities as described in the cash flows section.

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management’s ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today’s volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

Other than its current liabilities of $7,560,579 at September 30, 2022, the Company has no short-term capital spending requirements, and future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or, if available. that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs or acquisition plans and may be unable to continue operations. The Company may seek such additional financing through debt or equity offerings.  On September 12, 2022, the Company filed a Short Form Base Shelf Prospectus via which it may from time-to-time issue up to C$35 million of common shares, subscription receipts, warrants or common share and warrants combined as a unit offering.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

On May 30, 2022, the Company closed a non-brokered private placement financing and issued 20,040,429 Common Shares at a price of CAD$0.14 per Common Share for gross proceeds of $2,215,811 (CAD$2,805,660).

On July 20, 2022, the Company closed the second tranche of a non-brokered private placement. The Company issued 926,285 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $100,652 (CAD$129,680).

Page 14 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

On August 11, 2022, the Company closed the third tranche of a non-brokered private placement. The Company issued 8,988,571 common shares of the Company at a price of CAD$0.14 per common share for gross proceeds of $986,748 (CAD$1,258,400). The Company incurred legal and other expenses totaling $4,759 in connection with the private placement.

On September 30, 2022, the Company closed a non-brokered private placement financing of 29,900,000 units at a price of CAD$0.14 per unit for gross proceeds of $3,000,000 (CAD$4,186,000).

The Company also entered into a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The Company has not yet drawn down on the credit facility.

GameSquare does not have any contracts or commitments for additional financing other than the previously mentioned US$5 million revolving credit facility. $Nil has been drawn on the facility as of the date of this MD&A.

The Company has a material office lease in Frisco, Texas, United States which runs until April 2029 as described below.

On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019, and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $282,473.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the nine months ended September 30, 2022, the Company recognized $177,708 (nine months ended August 31, 2021 - $188,316) in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the nine months ended September 30, 2022, is as follows:

	September 30, 2022	December 31, 2021

Balance, beginning of period	$3,000,031	$-
Acquisiton of Complexity	-	3,138,515
Cash outflows	(400,828)	(264,376)
Finance costs	177,708	125,892

	$2,776,911	$3,000,031

	September 30, 2022	December 31, 2021

Lease Liability - current	$327,239	$301,355
Lease Liability - non-current	2,449,672	2,698,676

	$2,776,911	$3,000,031

Page 15 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended September 30, 2022	Three months ended August 31, 2021	Nine months ended September 30, 2022	Nine months ended August 31, 2021
Short term employee benefits	$263,957	$275,436	$774,624	$785,150
Share-based payments	15,436	505,062	244,641	770,730
Short term employee benefits	$279,393	$780,497	$1,019,265	$1,555,879

The Company recorded $244,641 in share-based compensation related to the vesting of options and RSUs granted during the nine months ended September 30, 2022, and the 13 months ended December 31, 2021.

Included in accounts payable and accrued liabilities at September 30, 2022, is $150,288 (December 31 - $178,244) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

COMMITMENTS AND CONTINGENCIES

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,990,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $845,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in the consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$343,691 ($250,742) to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Page 16 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

Government Assistance Loans

On May 27, 2020, the Company received a CAD$40,000 Canada Emergency Business Account (“CEBA”) unsecured loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional CAD$20,000 increasing the loan to CAD$60,000. The loan was interest free until December 31, 2022, and matured on December 31, 2025. If CAD$40,000 of the loan was repaid by December 31, 2022, the remaining CAD$20,000 would be forgiven. On October 8, 2021, the Company repaid CAD$40,000 of the loan and on November 30, 2021, the remaining CAD$20,000 was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(b) of the condensed interim consolidated financial statements). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $501,473 under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020, and could be forgiven to the extent proceeds of the loan were used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan was set to expire in two years from the drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the thirteen months ended December 31, 2021 with the exception of the following new accounting standards and change in presentation currency noted below.

Change in presentation currency

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars to United States dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2022. For periods prior to January 1, 2022, the statements of financial position for each period presented have been translated from the functional currency of the Company and each of its subsidiaries to the new U.S. dollar presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the date of incorporation of GameSquare (Ontario) Inc. on December 13, 2018. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting periods, or at the exchange rate prevailing at the date of transactions. Exchange differences arising on translation from functional currency to the U.S. dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

New accounting standards

Effective January 1, 2022, the Company adopted the following new accounting standards.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of this standard on January 1, 2022, did not have a material impact on the Company’s condensed interim consolidated financial statements.

Page 17 of 18

GameSquare Esports Inc. Management’s Discussion and Analysis For the three and nine months ended September 30, 2022 and August 31, 2021

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The adoption of this standard on January 1, 2022, did not have a material impact on the Company’s condensed interim consolidated financial statements.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of this standard on January 1, 2022, did not have a material impact on the Company’s condensed interim consolidated financial statements.

Accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has:

a)	150,000 proportionate voting shares outstanding;

b)	292,541,466 Common Shares outstanding;

c)	21,405,958 stock options outstanding with expiry dates between March 16, 2023, and September 14, 2027; and

d)	4,187,877 RSUs of which 335,236 were vested

e)	44,708,227 warrants with expiry dates between November 17, 2022, and September 30, 2027.

Page 18 of 18